Exhibit 99.1

For Release

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 24, 2013 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings (Loss) Applicable to Common Shareholders of ($0.1) million, or ($0.01) per share, for the second quarter of 2013, an improvement of $0.3 million, or $0.02 per share, compared to the second quarter of 2012. For the six months ended June 30, 2013, the Company reported Earnings of $10.7 million, a 24% increase over the same period in 2012. Earnings Per Share (EPS) for the six months ended June 30, 2013 were $0.78 compared to EPS of $0.74 for the same period of 2012. Results for the second quarter and year-to-date period were driven primarily by increases in natural gas and electric sales margins and lower borrowing costs, partially offset by higher utility operating costs. The 2013 per share results reflect a higher number of average shares outstanding period over period.

“Our earnings continue to reflect the strong growth in our gas customer base as more and more households and businesses in the areas we serve are choosing natural gas as their preferred source of energy,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “Natural gas offers our customers the best choice of value in terms of its superior efficiency, convenience and low cost compared to competing fuels such as oil and propane. In addition, our gas and electric sales and margins are also up over last year reflecting the improving economy and more normal weather this year compared to last.”

Natural gas sales margins were $13.4 million and $43.9 million in the three and six months ended June 30, 2013, respectively, resulting in increases of $0.8 million and $4.0 million, respectively, compared to the same periods in 2012. Natural gas sales margins in the 2013 periods were positively affected by higher therm unit sales, a growing customer base and higher base distribution rates. Therm sales of natural gas increased 12.2% and 12.3% in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012, driven by the effect of colder winter weather in 2013 compared to 2012 coupled with the strong growth in the number of new residential as well as new commercial and industrial (C&I) customers. Based on weather data collected in the Company’s service areas, there were 15% more Heating Degree Days in the first six months of 2013 compared to the same period in 2012. Weather-normalized gas therm

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sales (excluding decoupled sales) in the three and six month periods ended June 30, 2013 are estimated to be up about 3% and 5%, respectively, compared to the same periods in 2012. Approximately 11% of the Company’s total therm sales of natural gas are decoupled and changes in these sales do not affect sales margins.

Electric sales margins were $17.9 million and $36.3 million in the three and six months ended June 30, 2013, respectively, resulting in increases of $0.4 million and $2.7 million, respectively, compared to the same periods in 2012. The increases in electric sales margins reflect higher electric kilowatt-hour (kWh) sales and higher base distribution rates. Electric sales margin in the six months ended June 30, 2013 also reflects higher recovery of $0.8 million of vegetation management and electric reliability enhancement expenditures as well as an increase of $0.4 million in the recovery of major storm restoration costs, which are offset by a corresponding increase in expenses, discussed below. Electric kWh sales increased 1.7% and 2.2% in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012, principally driven by the effect of colder winter weather in 2013 compared to 2012 and the addition of new residential and C&I customers. Weather-normalized kWh sales (excluding decoupled sales) in the three and six month periods ended June 30, 2013 are estimated to be essentially flat and 1% higher, respectively, compared to the same periods in 2012. Approximately 27% of total electric kWh sales are decoupled and changes in these sales do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.4 million and $2.9 million in the three and six month periods ended June 30, 2013, respectively, resulting in increases of $0.1 million and $0.3 million, respectively, compared to the same three and six-month periods in 2012. Usource’s revenues are primarily derived from fees and charges billed to suppliers as customers take delivery of energy from these suppliers under term contracts brokered by Usource.

Operation and Maintenance (O&M) expenses increased $0.5 million and $2.4 million for the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012. The increase in the three month period of $0.5 million primarily reflects higher gas system maintenance costs. The increase in O&M expenses in the six month period of $2.4 million reflects higher vegetation management and electric reliability enhancement program costs of $0.8 million, higher gas and electric system maintenance costs of $0.8 million, higher professional fees and insurance claims expenses of $1.0 million and a decrease in all other O&M expenses, net of $0.2 million. The increase of $0.8 million in new spending on vegetation management and electric reliability enhancement programs in the first six months of 2013 compared to same period in 2012 is recovered through cost tracker rate mechanisms that result in a corresponding and offsetting increase in revenue and margin in the period.

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Selected financial data for 2013 and 2012 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Shares and Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	Change	2013	2012	Change
Gas Therm Sales:
Residential	7.9	6.5	21.5%	27.3	23.5	16.2%
Commercial/Industrial	33.4	30.3	10.2%	95.3	85.7	11.2%

Total Gas Therm Sales	41.3	36.8	12.2%	122.6	109.2	12.3%

Electric kWh Sales:
Residential	151.6	145.2	4.4%	340.0	324.6	4.7%
Commercial/Industrial	238.1	238.1	—	475.4	473.4	0.4%

Total Electric kWh Sales	389.7	383.3	1.7%	815.4	798.0	2.2%

Gas Revenues	$22.1	$22.7	$(0.6)	$92.9	$86.9	$6.0
Purchased Gas	8.7	10.1	(1.4)	49.0	47.0	2.0

Gas Sales Margin	13.4	12.6	0.8	43.9	39.9	4.0

Electric Revenues	42.9	44.8	(1.9)	88.8	93.5	(4.7)
Purchased Electricity	25.0	27.3	(2.3)	52.5	59.9	(7.4)

Electric Sales Margin	17.9	17.5	0.4	36.3	33.6	2.7

Usource Sales Margin	1.4	1.3	0.1	2.9	2.6	0.3

Total Sales Margin:	32.7	31.4	1.3	83.1	76.1	7.0

Operation & Maintenance Expenses	15.4	14.9	0.5	30.7	28.3	2.4

Depreciation, Amortization, Taxes & Other	12.8	12.3	0.5	32.5	29.7	2.8

Interest Expense, Net	4.6	4.6	—	9.2	9.5	(0.3)

Earnings (Loss) Applicable to Common Shareholders:	$(0.1)	$(0.4)	$0.3	$10.7	$8.6	$2.1

Earnings (Loss) Per Share	$(0.01)	$(0.03)	$0.02	$0.78	$0.74	$0.04
Weighted Average Common Shares Outstanding (000’s)	13,768	12,331	1,437	13,760	11,627	2,133

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Depreciation and Amortization expense increased $0.5 million and $1.6 million in the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012. The increase in the three month period reflects higher depreciation on normal utility plant additions of $0.3 million, higher amortization of major storm restoration costs of $0.1 million and an increase in all other amortization of $0.1 million. The increase in the six month period reflects higher depreciation on normal utility plant additions of $0.9 million, higher amortization of major storm restoration costs of $0.4 million and an increase in all other amortization of $0.3 million.

Local Property and Other Taxes increased $0.1 million and $0.2 million in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012, reflecting higher local property taxes on higher levels of utility plant in service.

In the three months ended June 30, 2013, Interest Expense, Net was relatively unchanged compared to the same period in 2012. Interest Expense, Net decreased $0.3 million in the six months ended June 30, 2013 compared to the same period in 2012, reflecting lower average rates and lower short-term borrowings.

On May 16, 2012, the Company sold 2,760,000 shares of its common stock at a price of $25.25 per share in a registered public offering, including 360,000 shares of common stock pursuant to the underwriters’ option to purchase additional shares of common stock. The Company used the net proceeds of approximately $65.7 million from this offering to make equity capital contributions to its regulated utility subsidiaries, repay short-term debt and for general corporate purposes. Overall, the results of operations reflect a higher number of average shares outstanding year over year.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share continuing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results of operations are expected to reflect the seasonal nature of the natural gas business. Annual gas revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, the results of operations are historically most favorable in the first and fourth quarters. Fluctuations in seasonal weather conditions between years may have a significant effect on the result of operations. Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by the weather conditions in both the winter and summer seasons.

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The Company will hold a quarterly conference call to discuss second quarter 2013 results on Wednesday, July 24, 2013, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,700 electric customers and 73,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2012. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com